Exhibit 12

Statements of Ratio of Earnings to Fixed Charges
($ in millions)

	Twelve Months		Twelve Months
	Ended March 31,		Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Consolidated Income from Continuing Operations before Income Taxes:	624.6	703.5	643.7	727.8	662.3	453.7	455.9

Adjustments:
Distributed (Undistributed) equity income	—	—	—	0.1	(2.5)	2.2	(5.5)
Fixed charges *	109.1	88.8	103.3	91.6	124.4	165.9	190.5

Earnings available	733.7	792.3	747.0	819.5	784.2	621.8	640.9

*Fixed Charges:
Interest on long-term and short-term debt	104.0	82.7	97.9	85.8	117.9	161.4	172.0
Portion of rentals representing interest	5.1	6.1	5.3	5.8	6.5	4.5	18.5

Total Fixed Charges	109.1	88.8	103.2	91.6	124.4	165.9	190.5

Ratio of Earnings to Fixed Charges	6.73	8.92	7.24	8.95	6.30	3.75	3.36

Prior periods have been restated to reflect discontinued operations.

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